UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-21318

CSK AUTO, INC. RETIREMENT PROGRAM

(Exact name of registrant as specified in its charter)

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

(417) 862-6708

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the CSK Auto, Inc. Retirement Program

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*On July 11, 2008, pursuant to an Agreement and Plan of Merger, dated as of April 1, 2008, among O’Reilly Automotive, Inc., a Missouri corporation (“O’Reilly”), OC Acquisition Company, a Delaware corporation and an indirect wholly-owned subsidiary of O’Reilly (“Merger Sub”) and the CSK Auto Corporation (“CSK” or “the Company”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as an indirect wholly-owned subsidiary of O’Reilly. Subsequent to the Merger, the CSK Auto, Inc. Retirement Program (the “CSK Plan”) was terminated as of January 1, 2009 and the covered team members became participants in the O’Reilly Automotive Profit Sharing and Savings Plan (“the O’Reilly Plan”). All net assets under the CSK Plan were transferred into the O’Reilly Plan on January 1, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, O’Reilly Automotive Profit Sharing and Savings Plan (successor to the CSK Auto, Inc. Retirement Program) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2009

O’REILLY AUTOMOTIVE PROFIT SHARING AND SAVINGS PLAN

By:	/s/ Thomas McFall
Name: Thomas McFall Title: Executive Vice President and CFO of O’Reilly Automotive, Inc.